  Filed Pursuant to Rule 424(b)(3)
  Registration No: 333-227307
PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 11, 2019)
(Proposed Holding Company for The Equitable Bank, S.S.B.)
Up to 1,377,240 Shares of Common Stock
(Subject to increase to up to 1,583,826 shares)
This supplements the prospectus of TEB Bancorp, Inc. dated February 11, 2019. This prospectus supplement should be read together with the prospectus.
We are increasing the number of shares that you may purchase in the offering.
To facilitate the sale of additional shares of our common stock, we have increased the amount of stock that may be purchased by certain persons in the offering. The ability to increase the amount of stock you wish to purchase will be limited to persons who previously ordered the maximum number of shares in the subscription or community offerings. The maximum number of shares of common stock that can be ordered by any person who previously ordered the maximum number of shares in the offering, either individually or together with an associate or group of persons acting in concert, is now 60,000 shares ($600,000).
We intend to provide those persons who, either alone or together with associates and persons acting in concert, submitted orders in the subscription offering or the community offering for the previous maximum purchase limit of 15,000 shares ($150,000) of common stock, an opportunity to increase their order. Such persons may increase their orders by up to an additional 45,000 shares ($450,000) by submitting the enclosed stock order form, with full payment for the additional shares ordered at a purchase price of  $10.00 per share.
Completed stock order forms, together with full payment for the additional shares ordered, must be received by us (not postmarked) by 3:00 p.m. Central Time, on April 5, 2019.
Completion of the reorganization and offering is subject to certain conditions.
Completion of the reorganization and offering remains subject to (1) approval of our plan of reorganization by members of The Equitable Bank, S.S.B., (2) receipt of final regulatory approvals and (3) the sale of at least 1,017,960 shares of common stock, which is the minimum of our offering range. To the extent that shares remain available for sale after existing purchasers have had the opportunity to increase their orders, we may extend the community offering and solicit additional purchasers. The community offering, if extended, may be terminated at any time in our sole discretion, and we retain the right to accept or reject, in whole or in part, any order received in the community offering.
TEB Bancorp, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s web site at www.sec.gov.
This investment involves a degree of risk, including the possible loss of principal.
Please read the “Risk Factors” beginning on page 18 of the prospectus.
These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Wisconsin Department of Financial Institutions, the Federal Deposit Insurance Corporation nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
FIG PARTNERS, LLC
For assistance, please contact the Stock Information Center at (866) 806-1790.
The date of this prospectus supplement is March 27, 2019.